REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

Form 6-K

Date of Report: May 25, 2014

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F., New World Tower I, 18 Queens Road, Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: 011-852-3588-1780

British Virgin Islands	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ISSUANCE OF SHARES OF COMMON STOCK AND PRIVATE PLACEMENT TRANSACTION

On April 11, 2014, Dragon Jade International Limited, a corporation formed pursuant to the laws of the British Virgin Islands (the “Company”), issued 450,000 shares of its common stock to 15 persons in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Regulation S promulgated pursuant to the provisions of that act.  None of the recipients of those shares is a U.S. Person, as that term is defined by the provisions of Regulation S.  The Company received $450,000 from those persons as consideration for those shares.  Those shares were issued in off-shore transactions.  No directed selling efforts were made in the United States by the Company, any distributor, any of their respective affiliates or any person acting on behalf of the foregoing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

Dragon Jade International Limited
May 25, 2014	By: /s/ Yat Man Lai
Its: Chief Executive Officer

May 25, 2014	By: /s/ Kwok Wing Fung
Its: Chief Financial Officer